RECEIVED
2006 JUL 26 P 3:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SAMSUNG ELECTRONICS

06015504

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 24, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Interim Cash Dividend) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

PROCESSED
JUL 26 2006
THOMSON
FINANCIAL

Interim Cash Dividend

On July 14, 2006, the BOD of Samsung Electronics authorized cash dividend.

The datails of dividend are described below.

▫ **Details**

1. Dividend per share
   - Common stock: KRW 500
   - Preferred stock: KRW 500
2. Total payout: KRW 74.4 billion
3. Record date: June 30, 2006
4. Scheduled payout date: August 14, 2006

※ In accordance with the Code of Commerce, dividend is required to be paid to shareholders within one month following the BOD authorization.

RECEIVED

2006 JUL 26 P 3: 17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 24, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Joint Venture Contract Between Samsung Electronics and Sony Corp.) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

Joint Venture Contract

Between Samsung Electronics and Sony Corp.

On July 14, 2006, the BOD of Samsung Electronics authorized the Company to sign a contract with Sony Corp. to manufacture large TFT LCD panels (8th generation) at their joint venture, S-LCD.

▫ **Details**

- Purpose: To strengthen competitiveness in the large LCD TV market
- Financing: Capital increase of KRW 1.8 trillion(KRW 0.9 trillion for each company) in S-LCD.

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 24, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Equity Investment in Affiliate) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

Equity Investment in Affiliate

On July 14, 2006, the BOD of Samsung Electronics authorized an equity investment of KRW 900 billion in S-LCD(affiliate, a joint venture between Samsung and Sony Corp.) to participate in a rights offering.

▫ **Details**

- Investee's relationship to Samsung Electronics: Affiliate
- Investment amount: KRW 900 billion (180 million common shares)
- Expected initial investment date: August 1, 2006

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 24, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in Setup of 8th Generation LCD line) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

Investment in Setup of 8th Generation LCD line

On July 14, 2006, the BOD of Samsung Electronics authorized a KRW 865.5 billion investment in the setup of a 8th generation LCD line at S-LCD, a joint venture between Samsung and Sony Corp., to strengthen competitiveness in the large LCD TV market.

RECEIVED
2006 JUL 26 P 3: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 24, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Real Estate Lease to Affiliate) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

Real Estate Lease to Affiliate

On July 14, 2006, the BOD of Samsung Electronics authorized the Company's Real Estate Lease to S-LCD(affiliate, a joint venture between Samsung and Sony Corp.).

▫ **Details**

- Annual Rent: KRW 128.1 billion
- Contract date: July 14, 2006
- Leasing period: From the contract date to the end of the joint venture (between Samsung Electronics and Sony Corp.)
- Transaction property: Land, building and clean room, etc.

  (Tangjeong-myun, Asan-si, Chungcheongnam-do, Korea)

※ The annual rent is subject to change as it was calculated, considering depreciation & amortization, interest rate and labor cost, etc.

RECEIVED

2006 JUL 26 P 3: 17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 24, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Cross License Agreement between Samsung Electronics and S-LCD) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG
ELECTRONICS

Cross License Agreement between Samsung Electronics and S-LCD

On July 14, 2006, the BOD of Samsung Electronics authorized the Company and S-LCD(affiliate, a joint venture between Samsung and Sony Corp.) to reach a cross license agreement for their intellectual property needed to manufacture and sell LCD, in order to ensure both parties' smooth business operation.

※ Terms and conditions are confidential.

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 24, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Setup of Overseas Company to Establish 12" Wafer-Making Joint Venture) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG

ELECTRONICS

Setup of Overseas Company to Establish 12"Wafer-Making Joint Venture

On July 14, 2006, the BOD of Samsung Electronics authorized the Company to establish an overseas company.

▫ **Details**

- Company name: Samsung Electronics Asia Holding
- Location: Singapore
- Equity investment: USD 200 million
- Purpose: To serve as a holing company in setting up a joint venture with Germany's Siltronic to manufacture 12" wafers

※ **Outline of the joint venture**

- Company name: Siltronic Samsung Wafers Pte. Ltd
- Location: Singapore
- Stake: 50% for Samsung Electronics and the other 50% for Siltronic
- Purpose: To secure a stable supply of 12" wafers

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 24, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Purchase of Property & Casualty Insurance Policy) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

SAMSUNG ELECTRONICS

Purchase of Property & Casualty Insurance Policy

On July 14, 2006, the BOD of Samsung Electronics authorized the purchase of a property & casualty insurance policy.

▫ **Details**

1. Insurer: Samsung Fire & Marine Insurance Co., Ltd.

2. Insurance Policy Purchase Date: August 1, 2006

3. Type of Insurance Policy: Property & casualty insurance policy

4. Terms and Conditions of Insurance
- Insurance Premium: KRW 75.2 billion
- Insurance Claim: KRW 3.5 trillion
- Insurance Period: From August 1, 2006 to July 31, 2007
- Premium Payment Mode: Lump-sum payment

5. Purchase of Insurance Policy: To cover possible damage or loss from fire or other accidents at semiconductor or LCD factories

SAMSUNG ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 24, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Ceiling on Transactions with Financial Affiliates) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

Ceiling on Transactions with Financial Affiliates

On July 14, 2006, the BOD of Samsung Electronics authorized the Company to put a ceiling on annual transaction volume with Samsung Securities and Samsung Investment Trust Management at a total of KRW 10 trillion (KRW 5 trillion for each).

▫ **Details**

- Parties involved: Samsung Securities and Samsung Investment Trust Management
- Transaction target: Beneficiary Certificate
- Ceiling: KRW 5 trillion for each
- Transaction Purpose: To stabilize asset management and improve profitability
- Valid Period: From July 15, 2006 to July 14, 2007